

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

December 16, 2008

via U.S. Mail

Mr. Andrew P. Calerich
American Oil & Gas, Inc.
1050 17th Street, Suite 2400
Denver, Colorado 80265

> **Re:** **American Oil & Gas, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 2, 2008**
> **File No. 333-155810**

Dear Mr. Calerich

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We await your prompt reply to the comments relating to a pending request for confidential treatment that we previously conveyed to counsel in a number of telephone conversations. We will not be in a position to consider a request for accelerated effectiveness of the Form S-3 until all open issues, including the request for confidential treatment, have been resolved.

2.   We note that your earnings from continuing operations have not been sufficient to cover your fixed charges. Please confirm to us in writing that, to the extent you issue debt securities, you will include risk factor disclosure in your prospectus supplement indicating that you cannot cover your current fixed charges and would be unable to cover the fixed charges associated therewith.

3.   Please indicate which individual is signing in the capacity of Principal Accounting Officer, as required by Form S-3.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Mr. Andrew P. Calerich
American Oil & Gas, Inc.
December 16, 2008
Page 3

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        Please contact John Madison at (202) 551-3296 or, in his absence, Timothy
Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                                        Sincerely,

                                                        H. Roger Schwall
                                                        Assistant Director

cc: J. Madison

     via facsimile
     Robert M. Bearman, Esq.
     (303) 894-9239